April 28, 2010
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Biogen Idec Inc. Commission File No. 0000875045 Definitive Proxy Materials
Ladies and Gentlemen:
On behalf of Biogen Idec Inc., transmitted herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to Biogen Idec’s 2010 Annual Meeting of Stockholders. We intend to begin mailing these definitive proxy materials to Biogen Idec’s stockholders on or about April 28, 2010.
If Biogen Idec’s stockholders approve the proposed increase in the number of shares available for issuance under the 2006 Non-Employee Directors Equity Plan, we intend to register such shares on Form S-8 under the Securities Act of 1933 as soon as reasonably practicable following certification of the voting results for the 2010 Annual Meeting of Stockholders.
Please call the undersigned at (617) 679-3655 if you have any questions regarding this matter.

Very truly yours,
/s/ Aras Lapinskas
Aras Lapinskas
Associate General Counsel